

December 6, 2011

Via E-mail
Jes Black, President
Allied American Steel Corp.
600 Grant Street
Suite 660
Pittsburgh, PA 15219

> **Re:** **Allied American Steel Corp. (f/k/a Royal Union Holding Corporation)**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **Supplemental Response Filed November 15, 2011**
> **File No. 000-53485**

Dear Mr. Black:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Market for the Company's Common Equity, page 5

1. We note your disclosure on page 5 which states that your common stock is currently traded on the OTC Bulletin Board and has been quoted on the OTC Bulletin Board since February 13, 2009. Your disclosure on that same page, however, also states that as of December 31, your common stock has not begun trading on the OTCBB. Please explain this discrepancy and revise future periodic reports to provide the disclosure required by Item 201 of Regulation S-K regarding your market price.

Form 8-K filed June 3, 2011

Security Ownership of Beneficial Owners and Management, page 4

2.   We note your response to comment 9 of our letter dated November 1, 2011. We reissue
        our comment. We note your disclosure in footnote 3 that you do not presently know the
        names of the beneficial owners of the shares held on record by Brown Brothers Harriman
        & Co. We note that Brown Brothers has not filed a Schedule 13D or 13G. It therefore
        does not appear that you are able to rely on statements filed pursuant to section 13(d) or
        13(g) of the Exchange Act to determine beneficial ownership. Please refer to Instruction
        3 of Item 403 of Regulation S-K. Please tell us why you are unable to independently
        determine which individuals are the beneficial owners of these shares.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other
questions.

                                                        Sincerely,

                                                        /s/ Sonia Gupta Barros

                                                        Sonia Gupta Barros
                                                        Special Counsel

cc: Scott Rapfogel, Esq. (*via e-mail*)